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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


                            (Amendment No.________)*

                             CELOX LABORATORIES, INC
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                 Not Applicable
                                 --------------
                                 (CUSIP Number)

                                 March 17, 2000
  ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.         Not Applicable
          ----------------------------------------------

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only).

      Gregory Emmett Meyer
      --------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
         -----------------------------------------------
      (b)
         -----------------------------------------------

3.    SEC Use Only
                  ----------------------------------------------------------

4.    Citizenship or Place of Organization:   United States of America
                                            --------------------------



Number of   5.  Sole Voting Power.        319,000
                                  ----------------------------------------
Shares Bene-
Ficially Owned    6. Shared Voting Power.       0
                                         ---------------------------------
By Each
Reporting   7. Sole Dispositive Power.          319,000
                                        ----------------------------------
Person With:
            8. Shared Dispositive Power.  0
                                         ---------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person  319,000
                                                                   -----------

10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     N/A
               -------

11.   Percent of Class Represented by Amount in Row (11)          8.58%
                                                        ---------------------

12.   Type of Reporting Person (See Instructions)      IN
                                                 -------------

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Item 1.
      (a) Name of Issuer:     Celox Laboratories, Inc.
      (b) Address of Issuer's Principal Executive Offices: 1311 Helmo Avenue, St. Paul, MN 55128

Item 2.
      (a) Name of Person Filing:  Gregory Emmett Meyer
      (b) Address of Principal Business Office or if none, Residence:
            94 Ocean Avenue, Monmouth Beach, NJ 07750
      (c) Citizenship:  United States of America
      (d) Title of Class of Securities: Common Stock, par value $.01 per share
      (e) CUSIP Number:  Not Applicable

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) 240.13d-2(b) or (c), check whether the filing is a: Not Applicable

Item 4.     Ownership

      (a) Amount beneficially owned:      319,000 shares
                                     -------------------

      (b) Percent of class:         8.58%
                            ----------------

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote  319,000 shares
                                                           ---------------

            (ii)  Shared power to vote or to direct the vote      0
                                                               ------

            (iii) Sole power to dispose or to direct the disposition of
                                                                 319,00 shares
                                                               ----------------

            (iv)  Shared power to dispose or to direct the disposition of   0
                                                                          -----

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6.     Ownership of More than Five Percent of Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          March 31, 2000
                                    -------------------------------
                                                Date

                                          /s/  Gregory E. Meyer
                                    -------------------------------
                                                  Signature

                                          Gregory E. Meyer
                                    -------------------------------
                                                Name/Title


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